Exhibit (d)(3)

Schedule B

Dated October 5, 2017

to the

Investment Advisory Agreement dated October 5, 2017

by and between KraneShares Trust and Krane Funds Advisors, LLC

Securities Lending Fees

As compensation for services provided by the Adviser in connection with securities lending-related activities of each Fund, a lending Fund shall pay to the Adviser, 10% of the monthly investment income received from the investment of cash collateral and loan fees received from borrowers in respect of securities loans (net of any amounts paid to the custodian and/or securities lending agent or rebated to borrowers).

1	October 30, 2017